March 16, 2009

By EDGAR and by fax (202) 772-9217

United States Securities and
Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attn.:	Jeffrey Riedler
Jennifer Riegel

Re:	NBTY, Inc.
Form 10-K for the Year Ended September 30, 2008
Filed December 1, 2008
File No. 001-31788

Dear Mr. Riedler:

We are writing in response to your letter, dated March 2, 2009, regarding your review of NBTY, Inc.’s Form 10-K for the Year Ended September 30, 2008 (the “10-K”).  We have provided a detailed analysis of our responses, keyed to each comment contained in your letter (which comments are in bold), in order to facilitate your review.

SEC Comment:

Form 10-K, filed December 1, 2008

Item 11. Executive Compensation

How the Company Determines its Executive Compensation, incorporated from page 13 of the proxy statement

1.

We note your response to prior comment 5 regarding the factors considered by your compensation committee in determining the new terms of employment agreements with Messrs. Rudolph and Kamil. Please revise your disclosure of the factors to provide more information about the current market practices for corporate executive at your peer companies. In addition, please disclose how the compensation committee evaluated and used each of these factors in establishing the new terms of employment.

NBTY Response:

In future filings, NBTY will revise its disclosure of the factors considered by the Compensation Committee in determining the new terms of employment agreements with Messrs. Rudolph and Kamil in NBTY’s proxy statements substantially as follows (new language is shown in italics):

“In determining the terms of the employment agreements for Mr. Scott Rudolph and Mr. Harvey  Kamil, the Compensation Committee considered the following factors:

•

current market practices for corporate executives at peer group companies. Specifically, the Compensation Committee evaluated proxy materials of the peer group companies identified above, as well as available survey data to determine whether the total compensation payable to Messrs. Rudolph and Kamil (base salary, cash bonuses, equity-based awards and perquisites) generally falls between the 50-75th percentile of such peer group companies;

•

unique functions performed by these executives, such as Mr. Rudolph’s personal involvement with our major wholesale customers and Mr. Kamil’s extensive involvement in investor relations, public relations and risk assessment areas;

•	the executives’ long term tenure with the Company;
•	the entrepreneurial culture of the Company; and
•	the executives’ historical individual performance.

The Compensation Committee did not use a set formula.  The Compensation Committee considered all of the above factors but no particular weight was assigned to any individual factor.  The Compensation Committee determined that these employment agreements reasonably compensated Messrs.  Rudolph and Kamil in light of current market practices and the entrepreneurial spirit of the Company.”

SEC Comment:

Form 10-K, filed December 1, 2008

Item 11. Executive Compensation

How the Company Determines its Executive Compensation, incorporated from page 13 of the proxy statement

2.                                      We note your response to prior comment 7 regarding the factors considered by the committee in determining discretionary bonuses and we are unable to locate your disclosure of how your compensation committee evaluates these factors.  Please revise to include this disclosure.

NBTY Response:

In future filings, NBTY will revise its disclosure of the factors considered by the Compensation Committee in determining discretionary bonuses in NBTY’s proxy statements substantially as follows (new language is shown in italics):

“Cash Bonuses.  We believe that annual cash bonuses reward our executives for their individual performance and their contribution to the Company’s performance, and motivate them to advance the Company’s goals. The Company’s overall performance is the first and most important factor we consider. If the Company’s performance is poor, cash bonuses will likely be substantially lower than when its performance is excellent. The next most important factor is the executive’s performance and contribution to the success of his business line. Except under the Executive Bonus Plan discussed below, we generally do not set specific targets for the Company’s performance or individual accomplishments, or set pre-assigned weight to any factor. Rather, the Compensation Committee considers the Company’s results and each executive’s performance at the close of the fiscal year, in light of the events and factors that proved significant during that fiscal year. While this method may not provide our executives with precise and predetermined criteria for what we expect from them, it gives us greater flexibility, and permits us to make our determinations based on a better understanding of the importance of various factors.

Outside of the Executive Bonus Plan, the Compensation Committee does not utilize a pre-determined formula by which financial performance of the Company results in a specific amount or type of compensation for an individual executive.  The Compensation Committee’s determination regarding the amount of the annual bonus awards to be paid to the executives is  subjective and enables the Compensation Committee to take into account all of the factors (both quantitative and qualitative) it deems appropriate.  No pre-determined weight is given to any individual factor.  The Compensation Committee utilizes its discretion to award an appropriate bonus amount.

Specifically, these factors in Fiscal 2008 included leadership in acquisition execution and integration monitoring, leadership in financings and deleveraging, contributions to the overall Company morale, contributions to top customer relationships and effectiveness in monitoring costs. The Compensation Committee does not assign a particular weight be given to these factors.  Rather, the Compensation Committee takes the Company’s overall financial performance, together with these other factors, to appropriately compensate our executives for the achievement of the Company’s strategic long-term goals.”

SEC Comment:

Form 10-K, filed December 1, 2008

Item 15.  Exhibits and Financial Statement Schedules, page 60

3.                                      We note your responses to prior comments 11 and 12 regarding your director retirement benefit policy and the Vitamin World lease for the store in Warwick, Rhode Island.  Please note that we will not be able to clear this comment until copies of these agreements have been filed.

NBTY Response:

As we advised in our response, dated February 13, 2009, the Company will file the director retirement benefit policy and the Vitamin World lease for the store in Warwick, Rhode Island in the Company’s next quarterly filing for the March 30, 2009 period.  We understand that you will not be able to clear this comment until that time.

*              *              *

In connection with delivering this response, NBTY acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that NBTY may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Please let me know if you have any questions.  We appreciate your careful review of our filings and would be pleased to discuss these matters further at your request.

Sincerely,

		By:	/s/ Harvey Kamil
Harvey Kamil
President and Chief Financial Officer

cc:	Irene B. Fisher, Esq.
NBTY, Inc.